Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(dollars in thousands, except per share)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net income	$775	$4,170	$4,387	$8,172
Dividends on preferred shares and accretion	637	-	1,479	-
Net income available for common shareholders and adjusted for diluted computation	$138	$4,170	$2,908	$8,172

Weighted average common shares outstanding	18,100,860	17,904,100	18,099,523	17,884,662
Add dilutive effect of: Stock options	25,000	25,000	25,000	25,000
Adjusted for assumed diluted computation	18,125,860	17,929,100	18,124,523	17,909,662

Net income, per average common share:
Basic	$0.04	$0.23	$0.24	$0.46
Diluted	$0.04	$0.23	$0.24	$0.45

Net income available to common shareholders, per average common share:
Basic	$0.01	$0.23	$0.16	$0.46
Diluted	$0.01	$0.23	$0.16	$0.45

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